14045943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2014 191 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Ave, Suite #102
(No. and Street)

Fresno (City) CA (State) 93710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Layne Meadows (559) 456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Randy Layne Meadows, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

APINYA SIRIPHAND
Commission # 1979806
Notary Public - California
Fresno County
My Comm. Expires Jun 23, 2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF SECURITIES, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SCF Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SCF Securities, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2014

SCF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents (Note 1)	$	586,806
Commissions receivable		251,730
Clearing deposit		50,000
Other receivables		10,808
Due from affiliates (Note 3)		394,344
Other assets		35,247
	$	**1,328,935**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	196,965
Accounts payable and accrued expenses		38,978
Accrued payroll liabilities		9,324
Income taxes payable (Note 4)		42,600
Deferred tax liability (Note 4)		22,000
Total liabilities		309,867
COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)		
STOCKHOLDER'S EQUITY: (Note 2)		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding		560
Additional paid in capital		238,037
Retained earnings		780,471
Total stockholder's equity		1,019,068
	$	**1,328,935**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance, but also introduces general securities transactions to a clearing firm that carries customer accounts on a fully disclosed basis. The Company has over 100 registered representatives with no one registered representative contributing an undue concentration of risk. The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent Company").

Revenue recognition

Commissions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Commissions are generally recorded on a trade date basis, although commissions received from National Financial Services, the Company's clearing broker, are recorded from monthly clearing statements on a settlement date basis, unless the difference between settlement date basis and trade date basis is deemed material. Corresponding expenses are also recorded in the period they are incurred. Commissions receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2013, management believes all receivables to be fully collectible.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2013, the Company was reimbursed $96,583 for licenses, insurance, branch inspection fees, continuing education rebates and conference reimbursement amounts, and these amounts are included in reimbursed expenses and other income.

Agreement with clearing broker and 15c3-3 exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Agreement with clearing broker and 15c3-3 exemption *(concluded)*

The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, including money market funds, purchased with an original maturity of three months or less to be cash equivalents. The company also includes money market accounts as cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company does not file its own tax return but rather files a consolidated tax return with the Parent Company.

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes *(concluded)*

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $559,642 and $19,191, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.51 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2013, the Company had receivables from related parties in the amount of $394,344. All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

In 2011, the Company entered into an expense allocation agreement with its affiliated entities with respect to certain common expenses (salaries, technology, marketing, general office, and professional services). For the year ended December 31, 2013, expenses in the amount of $497,867 was allocated to these affiliated entities. The expenses on the statement of operations are presented net of this expense allocation.

NOTE 4 - INCOME TAXES

At December 31, 2013, the Company is estimated to have $42,600 in income taxes currently payable for the year then ended. Additionally, the Company has temporary differences in net income between an accrual and a cash basis of accounting, which may result in future income taxes payable of approximately $22,000. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 5 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $29,903 for the year ended December 31, 2013.

NOTE 6 - LEASE COMMITMENTS

The Company has a noncancelable operating lease with an unrelated party for office space which expires in December 2016. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2014	$ 125,587
2015	115,121
2016	125,587
	$ 366,295

Rental expense for this operating lease was $118,004 for the year ended December 31, 2013.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, commissions receivable, clearing deposit, other receivables, due from affiliates, other assets, commissions payable, accounts payable and accrued expenses, accrued payroll liabilities, income taxes payable and deferred tax liability are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013, the company had deposits with financial institutions with uninsured cash balances totaling $288,888.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.